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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

IBASIS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

6 3/4 Convertible Subordinated Notes due 2009
(Title of Class of Securities)
 450732AC6
(CUSIP Number of Class of Securities)

Ofer Gneezy
President and Chief Executive Officer
iBasis, Inc.
20 Second Avenue
Burlington, Massachusetts 01803
Telephone: 781-505-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

Copies to:

Johan V. Brigham, Esq. Matthew J. Cushing, Esq. Bingham McCutchen LLP 150 Federal Street Boston, Massachusetts 02110 (617) 951-8000	Jonathan D. Draluck, Esq. Vice President of Business Affairs and General Counsel iBasis, Inc. 20 Second Avenue Burlington, Massachusetts 01803 (781) 505-7500
CALCULATION OF FILING FEE
TRANSACTION VALUATION $38,180,000 (1)	AMOUNT OF FILING FEE $4,837.41 (2)
(1)
Pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended, this amount is the market value as of March 31, 2004 of the maximum amount of the 5 3/4% Convertible Subordinated Notes due 2005 that may be received by the Company from tendering holders in the Exchange Offer described herein.

(2)
The registration fee was paid in connection with the Company's Registration Statement on Form S-4 filed on April 28, 2004.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	4,837.41	Filing Party:	iBasis, Inc.
Form or Registration No.:	S-4	Date Filed:	April 28, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission on May 14, 2004 by iBasis, Inc., a Delaware corporation (the "Company"), in connection with the Company's offer to exchange (the "Exchange Offer") up to $38,180,000 aggregate principal amount of 6 3/4% Convertible Subordinated Notes due 2009 (the "New Notes") for up to $38,180,000 aggregate principal amount of 5 3/4% Convertible Subordinated Notes due 2005 (the "Existing Notes"), upon the terms and subject to the conditions set forth in the Company's prospectus, dated as of May 14, 2004, forming a part of the Company's Registration Statement on Form S-4 (the "Registration Statement") filed with the Securities and Exchange Commission on April 28, 2004, as amended by Amendment No. 1 thereto, filed on May 14, 2004, and the related Letter of Transmittal (the "Letter of Transmittal"), which prospectus and Letter of Transmittal were previously filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

All of the information set forth in the Registration Statement and the Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Exchange Offer hereafter filed by the Company with the Securities and Exchange Commission, is hereby incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4. TERMS OF THE TRANSACTION

        (a)    Material Terms.

        (1)   (iii) The previously scheduled expiration date of the Exchange Offer was midnight New York City time on June 14, 2004, unless extended by the Company. The Company has extended the expiration date of the Exchange Offer. The new expiration date is midnight New York City time on June 17, 2004, unless further extended by the Company.

ITEM 12. EXHIBITS

Item 12 of Schedule TO is hereby amended and supplemented by adding the following:

Exhibit No.
(a)(4)	Prospectus Supplement dated June 14, 2004.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Date: June 14, 2004	iBASIS, INC.
By: /s/ RICHARD TENNANT Name: Richard Tennant Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.
(a)(1)(A)	Prospectus dated May 14, 2004 (incorporated by reference to the Registration Statement).*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Prospectus Supplement dated June 14, 2004.**

*
Previously filed as an exhibit to Schedule TO filed on May 14, 2004.

**
Filed herewith.

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SIGNATURE
EXHIBIT INDEX